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                              August 30, 2023

       Deanna White
       Chief Financial Officer
       SURF AIR MOBILITY INC.
       12111 S. Crenshaw Blvd.
       Hawthorne, CA 90250

                                                        Re: SURF AIR MOBILITY
INC.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August 3,
2023
                                                            CIK No. 0001936224

       Dear Deanna White:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that your prospectus relates, in part, to the registration of the resale of up to a to be
disclosed number of shares of Common Stock to be issued to GEM in connection with the
Share Subscription Facility. Please revise your disclosure here and elsewhere in your
prospectus to separately describe the registration for resale of the
                                                        1,300,000 shares of
Common Stock that were issued to GEM following your direct
                                                        listing for a purchase
price of $0.01 per share, pursuant to the Share Subscription Facility.
   2. Please revise to provide the offering price disclosure by Item 501(b)(3) of Regulation S-K.
   3.                                                   Please revise
disclosures that appear to relate to your direct listing IPO. For example, you disclose here that
"[u]nlike an initial public offering, the resale by the Selling
 Deanna White
SURF AIR MOBILITY INC.
August 30, 2023
Page 2
       Stockholder is not being underwritten by any investment bank." You also disclose here that "[s]uch sales, if any, will be made through brokerage transactions on the New York
       Stock Exchange (the    NYSE   )," which is inconsistent with your Plan
of Distribution
       disclosure on pages 172-173.
Plan of Distribution, page 173

4. We note your disclosure that the Selling Stockholder and any broker-dealers or agents that are involved in selling the Common Stock may be deemed to be
underwriters    within the
       meaning of the Securities Act in connection with such sales. Please revise to indicate that
       Selling Stockholder is an underwriter.
General

5. Please revise this draft registration statement, as necessary, to reflect corresponding revisions made in response to our comments on the draft registration statement on Form
       S-1 that you filed concurrently with this draft registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Irene Barberena-Meissner at (202) 551-6548 or Daniel Morris, Legal
Branch Chief, at (202) 551-3314 with any questions.



                                                            Sincerely,
FirstName LastNameDeanna White
                                                            Division of
Corporation Finance
Comapany NameSURF AIR MOBILITY INC.
                                                            Office of Energy &
Transportation
August 30, 2023 Page 2
cc:       Jeeho M. Lee, Esq.
FirstName LastName